Exhibit 99.2

News Release

BROOKFIELD PROPERTY PARTNERS TO PROCEED WITH SECOND STAGE PLAN OF ARRANGEMENT TO ACQUIRE REMAINING COMMON SHARES OF
BROOKFIELD OFFICE PROPERTIES

BPO SHAREHOLDER MEETING TO BE HELD ON JUNE 3, 2014

US$ unless otherwise specified.

April 24, 2014 — Brookfield Property Partners L.P. (NYSE: BPY; TSX: BPY.UN) (“Brookfield Property Partners” or “BPY”) and Brookfield Office Properties Inc. (NYSE: BPO; TSX: BPO) (“BPO”) are pleased to announce that they have entered into a definitive agreement that provides for the acquisition by way of a plan of arrangement (the “Arrangement”) of the remaining common shares of BPO for consideration per BPO common share of either 1.0 limited partnership unit of BPY or $20.34 cash, subject to pro-ration. The Arrangement follows the successful offer (the “Offer”) by Brookfield Property Partners and its indirect subsidiaries Brookfield Office Properties Exchange LP (“Exchange LP”) and Brookfield Property Split Corp. (“BOP Split” and together with Brookfield Property Partners and Exchange LP, the “Purchasers”) to acquire common shares of BPO that resulted in the Purchasers owning approximately 89% of the BPO common shares on a fully diluted basis.

The Purchasers acquired 220,030,994 common shares of BPO pursuant to the Offer. Based on the number of BPO common shares acquired under the Offer, there remains $388,690,066.88 (20.8% of the aggregate cash available) and 38,814,826 limited partnership units (20.8% of the aggregate limited partnership units available) for payment to acquire the remaining outstanding shares of BPO pursuant to the Arrangement.

“We are pleased to be taking this final step to consolidate our global office properties under one platform and welcoming new investors in Brookfield Property Partners,” said Ric Clark, Chief Executive Officer of Brookfield Property Group.

Preferred Shares under the Arrangement

Pursuant to the Arrangement, BPO Class A preference shares held by the public will be redeemed by BPO under the Arrangement for C$1.11111 per share.  In addition, holders of outstanding BPO preference shares series G, H, J and K, which are convertible into BPO common shares, may exchange their shares for BOP Split preferred shares, subject to minimum listing requirements and a maximum of $25 million of BOP Split preferred shares issued per each of the four series of preferred shares. BOP Split has applied to list the BOP Split preferred shares on the Toronto Stock Exchange (“TSX”). Under the proposed Arrangement, holders who do not exchange their BPO preference shares series G, H, J and K for BOP Split preferred shares would continue to hold their BPO preference shares and the share conditions would be modified in order to make them exchangeable into BPY units rather than convertible into BPO common shares. There are no changes being made to the other BPO preference shares, which will not be affected by the Arrangement, and all the BPO preference shares outstanding following the Arrangement will continue to be listed on the TSX.

Additional Information

The Arrangement is subject to BPO shareholder approval, including approval of minority shareholders. The Purchasers acquired the majority of the minority shares pursuant to the Offer, and can vote those shares in the Arrangement. A management proxy circular in respect of the Arrangement and other annual business is expected to be filed and mailed to BPO shareholders shortly. The shareholder meeting to consider the Arrangement is scheduled to be held on June 3, 2014 at 11:00 a.m. Eastern time in the Bank of America Conference Center, Brookfield Place, 250 Vesey Street, New York, New York. The Arrangement will also be subject to court approval following a hearing by the court on its fairness to BPO shareholders. The Arrangement is expected to close shortly after the June 3 shareholder meeting. BPO intends to apply to the New York Stock Exchange and the TSX to delist the BPO common shares shortly after closing of the Arrangement.

Forward-Looking Statements

This news release contains “forward-looking information” within the meaning of Canadian provincial securities laws and applicable regulations. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding our operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects”, “anticipates”, “plans”, “believes”, “estimates”, “seeks”, “intends”, “targets”, “projects”, “forecasts”, “likely”, or negative versions thereof and other similar expressions, or future or conditional verbs such as “may”, “will”, “should”, “would” and “could”.

Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: BPO shareholders who would like to exchange their shares for limited partnership units of Brookfield Property Partners may receive cash in lieu of up to 33% of their shares; BPO shareholders who would like to exchange their shares for cash may receive limited partnership units of Brookfield Property Partners in lieu of up to 67% of their shares; problems may arise in successfully integrating the business of BPY and BPO; we may not realize the anticipated synergies and other benefits following the Arrangement; the Arrangement may involve unexpected costs; the business of BPY and BPO may suffer as a result of uncertainty surrounding the Arrangement; risks incidental to the ownership and operation of real estate properties including local real estate conditions; the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; the ability to enter into new leases or renew leases on favourable terms; business competition; dependence on tenants’ financial condition; the use of debt to finance our business; the behavior of financial markets, including fluctuations in interest and foreign exchanges rates; uncertainties of real estate development or redevelopment; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; risks relating to our insurance coverage; the possible impact of international conflicts and other developments including terrorist acts; potential environmental liabilities; changes in tax laws and other tax related risks; dependence on management personnel; illiquidity of investments; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits therefrom; operational and reputational risks; catastrophic events, such as earthquakes and hurricanes; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements or information, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

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Brookfield Property Partners is a leading owner, operator, and investor in best-in-class commercial real estate around the globe. Our diversified portfolio includes interests in over 300 office and retail properties encompassing 250 million square feet, 25,000 multi-family units, 68 million square feet of industrial space, and a 100 million square foot development pipeline. Our assets are located in North America, Europe, and Australia with a small presence in China, Brazil and India. For information, please visit www.brookfieldpropertypartners.com.

Brookfield Office Properties owns, develops and manages office properties in the United States, Canada, Australia and the United Kingdom. Its portfolio is comprised of interests in 113 properties totalling 88 million square feet in the downtown cores of New York, Washington, D.C., Houston, Los Angeles, Toronto, Calgary, Ottawa, London, Sydney, Melbourne and Perth, making Brookfield Office Properties the global leader in the ownership and management of office assets. Landmark properties include Brookfield Places in Manhattan, Toronto and Perth, Bank of America Plaza in Los Angeles, Bankers Hall in Calgary and Darling Park in Sydney. The company’s common shares trade on the NYSE and TSX under the symbol BPO. For information, please visit www.brookfieldofficeproperties.com.

Contact:

Melissa Coley

Brookfield Property Partners

Vice President, Investor Relations & Communications

Tel: 212-417-7215

Email: melissa.coley@brookfield.com

Contact:

Matthew Cherry

Brookfield Office Properties

Vice President, Investor Relations & Communications

Tel: 212-417-7488

Email: matthew.cherry@brookfield.com